CALVIN PATTERSON BARRISTER & SOLICITOR	Suite 107 - 20644 Eastleigh Crescent Langley, BC, Canada V3A 4C4 Phone: (604) 533-4708 Fax: (604) 533-4758

TOTAL NO. OF PAGES IN THIS TRANSMISSION: ONE ONLY
PLEASE DELIVER IT TO: Messrs CHRIS WHITE and CRAIG WILSON

United States
     Securities and Exchange Commission
Washington, DC, USA   July 30, 2007
Fax No. (202) 772-9210

Attention: Mr Craig Wilson, Senior Assistant Chief Accountant
and: Mr Chris White, Senior Staff Accountant

Gentlemen

Re: PEAKSOFT MULTINET CORP. – FORM 20-F (September 30, 2006)
        YOUR FILE NO. 000-24069 – OUR FILE NO. M010

       I acknowledge receipt of your letter addressed to Timothy W. Metz, the president of PeakSoft Multinet Corp. on Friday afternoon last.

       Mr Metz advises that PeakSoft Multinet Corp.'s auditor, Mr Gordon Gee, will be absent from his desk until August 4, and that he will deal promptly with the Commission's concerns upon Mr Gee's return. He begs your indulgence during these few days.

                       Yours very truly

                       Calvin Patterson
                       CALVIN PATTERSON

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